EXHIBIT 99.1

Sundial Growers Inc.

Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021

(Unaudited – expressed in thousands of Canadian dollars)

Sundial Growers Inc.

Condensed Consolidated Interim Statement of Financial Position

(Unaudited - expressed in thousands of Canadian dollars)

As at	Note	June 30, 2021	December 31, 2020 (1)

Assets
Current Assets
Cash and cash equivalents		885,418	60,376
Restricted cash	6	52,449	5,333
Marketable securities	7	97,419	—
Accounts receivable	8	8,853	15,898
Biological assets	9	2,341	3,531
Inventory	10	35,194	25,613
Prepaid expenses and deposits		3,202	4,622
Investments	13	3,049	—
Assets held for sale		2,998	2,998
		1,090,923	118,371
Non-current assets
Long-term deposits		7,981	2,633
Property, plant and equipment	11	53,409	116,928
Intangible assets	12	4,886	5,063
Investments	13	62,480	51,876
Equity-accounted investees	14	191,599	—
Total assets		1,411,278	294,871

Liabilities
Current liabilities
Accounts payable and accrued liabilities		24,559	23,308
Current portion of lease obligations		415	409
Derivative warrants	15	54,000	428
		78,974	24,145
Non-current liabilities
Lease obligations		804	1,031
Total liabilities		79,778	25,176

Shareholders’ equity
Share capital	16(b)	2,003,013	762,046
Warrants	16(c)	6,138	6,138
Contributed surplus		64,901	59,344
Contingent consideration		2,279	2,279
Accumulated deficit (1)		(744,831)	(558,128)
Total shareholders’ equity		1,331,500	271,679
Non-controlling interest (1)		—	(1,984)
Total liabilities and shareholders’ equity		1,411,278	294,871
(1)	Recast – refer to note 14(b).

Commitments (note 26)

Subsequent events (note 27)

See accompanying notes to the condensed consolidated interim financial statements.

Sundial Growers Inc.

Condensed Consolidated Interim Statement of Loss and Comprehensive Loss

(Unaudited - expressed in thousands of Canadian dollars, except per share amounts)

		Three months ended June 30		Six months ended June 30
	Note	2021	2020	2021	2020
Gross revenue	18	12,739	24,341	24,487	40,931
Excise taxes		3,588	4,147	5,445	6,731
Net revenue		9,151	20,194	19,042	34,200
Cost of sales	10	9,534	17,336	20,979	30,843
Inventory obsolescence	10	1,651	10,026	3,405	17,741
Gross margin before fair value adjustments		(2,034)	(7,168)	(5,342)	(14,384)
Change in fair value of biological assets	9	(331)	(1,756)	(425)	4,659
Change in fair value realized through inventory	10	(456)	(6,213)	(506)	(15,905)
Gross margin		(2,821)	(15,137)	(6,273)	(25,630)

Interest and fee revenue	19	3,344	—	6,193	—
Investment revenue	19	2,362	—	15,262	—
Share of profit of equity-accounted investees	14	3,724	—	3,724	—

General and administrative		10,086	7,735	17,179	18,343
Sales and marketing		1,315	518	2,265	2,310
Research and development		758	36	993	343
Depreciation and amortization	11,12	931	1,277	1,989	1,934
Share-based compensation	17	4,539	3,152	7,995	3,947
Restructuring costs		—	2,363	—	5,082
Asset impairment	11	60,000	—	60,000	5,659
Government subsidies	20	—	—	(2,180)	—
Income (loss) from operations		(71,020)	(30,218)	(69,335)	(63,248)

Transaction costs		(805)	(1,297)	(4,453)	(2,398)
Finance costs	21	(40)	(1,002)	(91)	(6,984)
Change in estimate of fair value of derivative warrants	15	19,810	411	(110,134)	411
Foreign exchange gain (loss)		(208)	(599)	(648)	955
Gain (loss) on disposition of PP&E		(22)	(122)	(139)	488
Other expenses	14(b)	(2)	—	(1,932)	—
Loss before income tax		(52,287)	(32,827)	(186,732)	(70,776)
Net loss from continuing operations		(52,287)	(32,827)	(186,732)	(70,776)
Net loss from discontinued operations	4	—	(27,593)	—	(33,627)
Net loss		(52,287)	(60,420)	(186,732)	(104,403)

Gain on translation of foreign operations		—	(1,093)	—	600
Comprehensive loss		(52,287)	(61,513)	(186,732)	(103,803)

Net loss from continuing operations attributable to:
Sundial Growers Inc.		(52,287)	(32,750)	(186,703)	(70,611)
Non-controlling interest		—	(77)	(29)	(165)
		(52,287)	(32,827)	(186,732)	(70,776)
Net loss attributable to:
Sundial Growers Inc.		(52,287)	(60,343)	(186,703)	(104,238)
Non-controlling interest		—	(77)	(29)	(165)
		(52,287)	(60,420)	(186,732)	(104,403)
Comprehensive loss attributable to:
Sundial Growers Inc.		(52,287)	(61,436)	(186,703)	(103,638)
Non-controlling interest		—	(77)	(29)	(165)
		(52,287)	(61,513)	(186,732)	(103,803)
Net loss per common share attributable to Sundial Growers Inc.
Basic and diluted	22	$(0.03)	$(0.57)	$(0.11)	$(0.97)

See accompanying notes to the condensed consolidated interim financial statements.

Sundial Growers Inc.

Condensed Consolidated Interim Statement of Changes in Shareholders’ Equity

(Unaudited - expressed in thousands of Canadian dollars)

	Note	Share capital	Warrants	Contributed surplus	Contingent consideration	Accumulated deficit (1)	Accumulated other comprehensive income	Non- controlling interest (1)	Total equity
Balance at December 31, 2020 (1)		762,046	6,138	59,344	2,279	(558,128)	—	(1,984)	269,695
Net loss		—	—	—	—	(186,703)	—	(29)	(186,732)
Loss of control of subsidiary	14(b)	—	—	—	—	—	—	2,013	2,013
Share issuances	16(b)	977,425	—	—	—	—	—	—	977,425
Share issuance costs	16(b)	(16,233)	—	—	—	—	—	—	(16,233)
Derivative warrants exercised	15	277,136	—	—	—	—	—	—	277,136
Share-based compensation	17	6	—	7,989	—	—	—	—	7,995
Employee awards exercised		2,633	—	(2,432)	—	—	—	—	201
Balance at June 30, 2021		2,003,013	6,138	64,901	2,279	(744,831)	—	—	1,331,500

Balance at March 31, 2021		1,675,595	6,138	60,370	2,279	(692,544)	—	—	1,051,838
Net loss		—	—	—	—	(52,287)	—	—	(52,287)
Share issuances	16(b)	330,110	—	—	—	—	—	—	330,110
Share issuance costs	16(b)	(2,750)	—	—	—	—	—	—	(2,750)
Share-based compensation	17	5	—	4,534	—	—	—	—	4,539
Employee awards exercised		53	—	(3)	—	—	—	—	50
Balance at June 30, 2021		2,003,013	6,138	64,901	2,279	(744,831)	—	—	1,331,500
(1)	Recast – refer to note 14(b).

Sundial Growers Inc.

Condensed Consolidated Interim Statement of Changes in Shareholders’ Equity

(Unaudited - expressed in thousands of Canadian dollars)

	Note	Share capital	Warrants	Contributed surplus	Contingent consideration	Accumulated deficit	Accumulated other comprehensive income	Non- controlling interest	Total equity
Balance at December 31, 2019		509,654	27,831	30,192	2,279	(360,338)	6,866	4,714	221,198
Net loss		—	—	—	—	(104,238)	—	(165)	(104,403)
Other comprehensive income		—	—	—	—	—	600	—	600
Share issuances		610	—	—	—	—	—	—	610
Dispositions	4	(38,447)	—	—	—	35,456	(7,466)	—	(10,457)
Share-based compensation	17	51	—	3,070	—	—	—	—	3,121
Balance at June 30, 2020		471,868	27,831	33,262	2,279	(429,120)	—	4,549	110,669

Balance at March 31, 2020		510,314	27,831	31,378	2,279	(404,233)	8,559	4,626	180,754
Net loss		—	—	—	—	(60,343)	—	(77)	(60,420)
Other comprehensive loss		—	—	—	—	—	(1,093)	—	(1,093)
Dispositions	4	(38,447)	—	—	—	35,456	(7,466)	—	(10,457)
Share-based compensation	17	1	—	1,884	—	—	—	—	1,885
Balance at June 30, 2020		471,868	27,831	33,262	2,279	(429,120)	—	4,549	110,669

See accompanying notes to the condensed consolidated interim financial statements.

Sundial Growers Inc.

Condensed Consolidated Interim Statement of Cash Flows

(Unaudited - expressed in thousands of Canadian dollars)

		Three months ended June 30		Six months ended June 30
	Note	2021	2020	2021	2020
Cash provided by (used in):
Operating activities
Net loss from continuing operations for the period		(52,287)	(32,827)	(186,732)	(70,776)
Items not involving cash:
Change in fair value of biological assets		331	1,756	425	(4,659)
Share-based compensation	17	4,539	3,152	7,995	3,947
Depreciation and amortization	11,12	2,364	2,946	4,771	5,869
(Gain) loss on disposition of PP&E		22	122	139	(488)
Inventory obsolescence	10	1,651	10,026	3,405	17,741
Finance costs	21	29	(100)	52	1,816
Change in estimate of fair value of derivative warrants	15	(19,810)	(411)	110,134	(411)
Unrealized foreign exchange (gain) loss		104	583	2,009	(1,186)
Restructuring costs		—	448	—	448
Asset impairment	11	60,000	—	60,000	5,659
Share of profit of equity-accounted investees	14(a)	(3,724)	—	(3,724)	—
Other expenses	14(b)	2	—	1,864	—
Gain on disposition of marketable securities	7,19	(4,211)	—	(12,230)	—
Unrealized (gain) loss on marketable securities	7	1,849	—	(3,032)	—
Additions to marketable securities	7	(69,593)	—	(106,333)	—
Proceeds from disposal of marketable securities	7	8,118	—	24,176	—
Change in non-cash working capital		234	1,799	(7,667)	12,024
Net cash used in operating activities from continuing operations		(70,382)	(12,506)	(104,748)	(30,016)
Net cash provided by operating activities from discontinued operations	4	—	756	—	4,820
Net cash used in operating activities		(70,382)	(11,750)	(104,748)	(25,196)
Investing activities
Additions to property, plant and equipment	11	(1,745)	(117)	(1,864)	(1,793)
Additions to investments	13	(3,000)	—	(13,560)	—
Additions to equity-accounted investees	14(b)	(187,875)	—	(187,875)	—
Proceeds from disposal of PP&E	11	55	3	115	2,103
Change in non-cash working capital		277	(2,629)	37	(10,690)
Net cash used in investing activities from continuing operations		(192,288)	(2,743)	(203,147)	(10,380)
Net cash used in investing activities from discontinued operations	4	—	(1,671)	—	(6,617)
Net cash used in investing activities		(192,288)	(4,414)	(203,147)	(16,997)
Financing activities
Proceeds from convertible notes, net of costs		—	18,629	—	18,629
Change in restricted cash	6	(52,349)	2	(47,116)	10,497
Repayment of Syndicated Credit Agreement		—	(662)	—	(10,662)
Payments on lease obligations		(122)	(100)	(245)	(219)
Proceeds from issuance of shares and registered offerings, net of costs	16(b)	327,360	—	1,062,448	—
Proceeds from exercise of derivative warrants	15	—	—	119,318	—
Proceeds from exercise of employee warrants	17	50	—	201	—
Change in non-cash working capital		(197)	(436)	382	(643)
Net cash provided by financing activities from continuing operations		274,742	17,433	1,134,988	17,602
Net cash used in financing activities from discontinued operations	4	—	(761)	—	(639)
Net cash provided by financing activities		274,742	16,672	1,134,988	16,963
Effect of exchange rate changes on cash held in foreign currency		(99)	(36)	(2,051)	1,522
Change in cash and cash equivalents		11,973	472	825,042	(23,708)
Cash and cash equivalents, beginning of period		873,445	21,157	60,376	45,337
Cash and cash equivalents, end of period		885,418	21,629	885,418	21,629

Cash interest paid		—	2,655	—	3,850

See accompanying notes to the condensed consolidated interim financial statements.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

1.	Description of business

Sundial Growers Inc. (“Sundial” or the “Company”) was incorporated under the Business Corporations Act (Alberta) on August 19, 2006.

The Company’s head office is located at 300, 919 11th Avenue SW, Calgary, Alberta, Canada.

The principal activities of the Company are the production, distribution and sale of cannabis in Canada pursuant to the Cannabis Act and the deployment of capital to investment opportunities. The Cannabis Act regulates the production, distribution, and possession of cannabis for both medical and adult recreational access in Canada.

Sundial and its subsidiaries currently operate solely in Canada. Through its joint venture SunStream Bancorp Inc. (note 14(a)), the Company also provides growth capital and a strategic support platform that pursues indirect investment opportunities in the global cannabis sector, where lawful, as well as other investment opportunities. The Company also makes portfolio investments in debt and equity securities where deemed strategic.

The Company’s common shares trade on the Nasdaq Capital Market (“Nasdaq”) under the ticker symbol “SNDL”.

COVID-19

The global impact of COVID-19 has contributed to a great deal of uncertainty as to the health of the global economy. The Company has implemented several new pandemic-related procedures and protocols at its facilities, including enhanced screening measures, enhanced cleaning and sanitation processes and frequency, encouraging social distancing measures and directing employees to work from home if possible. The Company believes that it can maintain safe operations with these pandemic-related procedures and protocols in place.

COVID-19 has not had a material impact on the Company’s business to date, however, any potential future impact that COVID-19 could have on the Company’s business or financial results cannot be reasonably estimated at this time. However, any shutdowns requested or mandated by government authorities in response to the outbreak of COVID-19 that may affect the Company, its suppliers, distribution channels or customers may have a material impact to the Company’s planned operations.

2.	Basis of presentation
a)	Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The condensed consolidated interim financial statements were prepared using the same accounting policies and methods as those disclosed in the audited consolidated financial statements for the year ended December 31, 2020, except as described in note 3. The condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements for the Company for the year ended December 31, 2020 which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.

These condensed consolidated interim financial statements were approved and authorized for issue by the Board of Directors (“Board”) on August 12, 2021.

b)	Basis of measurement

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for biological assets and certain financial instruments (note 23(a)) which are measured at fair value with changes in fair value recorded in earnings.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

c)	Functional and presentation currency

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the functional and presentation currency of the Company and its Canadian based subsidiaries.

d)	Basis of consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and be exposed to the variable returns from its activities. The financial statements of subsidiaries are included in these condensed consolidated interim financial statements from the date that control commences until the date that control ceases.

Subsidiaries	Jurisdiction of incorporation	Percentage ownership
Sprout Technologies Inc.	Alberta, Canada	100%
KamCan Products Inc.	British Columbia, Canada	100%
2011296 Alberta Inc.	Alberta, Canada	100%
Sundial Deutschland GmbH	Germany	100%
Sundial Portugal, Unipessoal LDA	Portugal	100%
2657408 Ontario Inc.	Ontario, Canada	100%
NGBA-BC Holdings Ltd.	British Columbia, Canada	100%
Sundial Insurance (Bermuda) Ltd.	Bermuda	100%
3.	Significant accounting policies

The accounting policies, critical accounting judgements and significant estimates used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2020 have been applied in the preparation of these condensed consolidated interim financial statements except as described below.

Loss of control

When the Company loses control over a subsidiary, it derecognizes the assets and liabilities of the subsidiary, and any related non-controlling interest and other components of equity. Any resulting gain or loss is recognized in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

Interests in equity-accounted investees

The Company’s interest in equity-accounted investees comprise interests in an associate and a joint venture.

Associates are those entities in which the Company has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the Company has joint control, whereby the Company has rights to the net assets of the arrangement, rather than rights to assets and obligations for its liabilities.

Interests in associates and joint ventures are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Company’s share of the profit or loss and OCI of equity-accounted investees, until the date on which significant influence or joint control ceases.

Captive Insurance

The Company has secured insurance coverage for its directors and officers through two separate captive insurance structures.

The first structure is a captive cell program entered into with a registered insurer for the purpose of holding and managing the Company’s coverage funds through a separate cell account (“Cell Captive”). The Company applies IFRS

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

10 Consolidated Financial Statements in its assessment of control as it relates to the Cell Captive. The Company’s accounting policy is to consolidate the Cell Captive. The Cell Captive funds are held as cash and may be invested according to the Company’s treasury policy. The funds are disclosed as restricted cash as the Cell Captive must be fully funded at all times. The Company will recognize any gains or losses from fair market value adjustments, interest and/or foreign exchange in the Statement of Loss and Comprehensive Loss.

The second structure is a wholly owned subsidiary, Sundial Insurance (Bermuda) Ltd. (“SIBL”), incorporated to provide separate and additional coverage. The Company applies IFRS 10 Consolidated Financial Statements in its assessment of control as it relates to SIBL. The Company’s accounting policy is to consolidate SIBL. The funds are disclosed as restricted cash as the funds were required for initial capitalization of the entity and there is a requirement to maintain minimum capital and surplus in accordance with industry regulations.

4.	Discontinued operations

On May 15, 2020, the Company entered into an agreement to sell all of the outstanding shares of Project Seed Topco (“Bridge Farm”) which closed on June 5, 2020.

The comparative statement of loss and comprehensive loss and statement of cash flows has been re-presented to show the discontinued operation separately from continuing operations.

Results of discontinued operations

	Three months ended June 30		Six months ended June 30
	2021	2020 (1)	2021	2020 (2)
Gross revenue	—	13,108	—	22,139
Net revenue	—	13,108	—	22,139
Cost of sales	—	8,651	—	15,633
Gross margin before fair value adjustments	—	4,457	—	6,506
Change in fair value of biological assets	—	396	—	1,064
Change in fair value realized through inventory	—	(1,122)	—	(1,122)
Gross margin	—	3,731	—	6,448

General and administrative	—	4,800	—	8,585
Sales and marketing	—	930	—	1,418
Depreciation and amortization	—	1,162	—	2,752
Foreign exchange	—	(667)	—	1,057
Share-based compensation	—	(1,267)	—	(826)
Loss from operations	—	(1,227)	—	(6,538)

Finance costs	—	(9,891)	—	(10,083)
Loss on contingent consideration	—	(1,491)	—	(2,252)
Loss on disposition of Bridge Farm	—	(14,979)	—	(14,979)
Loss before income tax	—	(27,588)	—	(33,852)
Income tax recovery	—	(5)	—	225
Net loss (3)	—	(27,593)	—	(33,627)
(1)	Period April 1, 2020, to June 5, 2020
(2)	Period January 1, 2020, to June 5, 2020
(3)	Net loss from the discontinued operations is attributable entirely to the owners of the Company.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

Effect of disposal on the financial position of the company

Cash and cash equivalents	2,963
Accounts receivable	15,641
Biological assets	2,831
Inventory	787
Property, plant and equipment	88,698
Goodwill	11,345
Intangible assets	23,884
Accounts payable and accrued liabilities	(22,792)
Lease obligation	(14,894)
Deferred tax liability	(3,115)
Accumulated other comprehensive income	(7,466)
Net assets and liabilities	97,882

Consideration received
Term Debt Facility	45,000
Contingent consideration liability	34,912
Cancellation of common shares	2,991
Total consideration	82,903

Loss on disposition	(14,979)
5.	Segment information

Late in the fourth quarter of 2020 the Company began the deployment of capital toward strategic investments. The Company developed an internal capital program to evaluate these and potential future investments, which the Company viewed as a new and separate business line from its cannabis operations.

Based on the allocation of the Company’s resources by the chief operating decision maker and the information used to analyze the performance of the business, the Company concluded that beginning in Q1 2021, it had two operating segments: cannabis and investments. For the three and six months ended June 30, 2020, there was only one reportable segment and therefore no comparative segment information.

The Company’s reportable segments are organized by business line and are comprised of two reportable operating segments: cannabis operations and investment operations. Cannabis operations include the cultivation, distribution and sale of cannabis for the adult-use market and medical markets in Canada. Investment operations include the deployment of capital to investment opportunities. Certain overhead expenses not directly attributable to either the cannabis operations segment or investment operations segment are reported in a third segment referred to as “Corporate”.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

	Cannabis	Investments	Corporate	Total
As at June 30, 2021
Total assets	274,091	1,134,189	2,998	1,411,278
Six months ended June 30, 2021
Net revenue	19,042	21,455	—	40,497
Gross margin	(6,273)	21,455	—	15,182
Share of profit of equity-accounted investees	—	3,724	—	3,724
Depreciation and amortization	1,782	—	207	1,989
Earnings (loss) before tax	(84,623)	23,351	(125,460)	(186,732)
Three months ended June 30, 2021
Net revenue	9,151	5,706	—	14,857
Gross margin	(2,821)	5,706	—	2,885
Share of profit of equity-accounted investees	—	3,724	—	3,724
Depreciation and amortization	828	—	103	931
Earnings (loss) before tax	(75,451)	9,051	14,113	(52,287)
6.	Restricted cash
As at	June 30, 2021	December 31, 2020
Letters of credit	—	5,333
Securities collateral	36,224	—
Captive insurance	16,225	—
	52,449	5,333

Securities collateral is comprised of a cash balance to satisfy margin requirements on the Company’s option trading position.

The Company has secured insurance coverage for its directors and officers through two separate captive insurance structures. The first structure is a captive cell program entered into with a registered insurer for the purpose of holding and managing the Company’s coverage funds through a separate cell account (“Cell Captive”). The cell account was funded with $12.1 million and is required to be fully funded at all times. The second structure is a wholly incorporated subsidiary, Sundial Insurance (Bermuda) Ltd., which was incorporated to provide separate and additional coverage and initially funded with $4.1 million.

7.	Marketable securities
As at	June 30, 2021	December 31, 2020
Balance, beginning of year	—	—
Additions	106,333	—
Dispositions	(11,946)	—
Change in fair value recognized in profit or loss	3,032	—
Balance, end of period	97,419	—

During the six months ended June 30, 2021, proceeds of $24.2 million were received for dispositions of marketable securities and a gain on disposition of $12.2 million was recognized (note 19).

Marketable securities have been designated as Fair Value Through Profit or Loss (“FVTPL”) (note 23).

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The components of marketable securities are as follows:

As at	June 30, 2021	December 31, 2020
Equity securities	98,703	—
Put and call options	(1,284)	—
	97,419	—
8.	Accounts receivable
As at	June 30, 2021	December 31, 2020
Trade receivables	8,351	15,786
Other receivables	502	112
	8,853	15,898

The Company has calculated expected credit losses (“ECLs”) based on lifetime expected credit losses, taking into consideration historical credit loss experience and financial factors specific to the debtors and general economic conditions. Refer to note 23 for credit risk disclosures.

9.	Biological assets

The Company’s biological assets consist of cannabis plants in various stages of vegetation, including plants which have not been harvested. The change in carrying value of biological assets are as follows:

As at	June 30, 2021	December 31, 2020
Balance, beginning of year	3,531	14,309
Increase in biological assets due to capitalized costs	13,373	39,957
Net change in fair value of biological assets	(425)	6,496
Transferred to inventory upon harvest	(14,138)	(54,388)
Disposition of Bridge Farm (note 4)	—	(2,831)
Foreign currency translation	—	(12)
Balance, end of period	2,341	3,531

Biological assets are valued in accordance with IAS 41 and are presented at their fair value less costs to sell up to the point of harvest. This is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price less costs to produce and sell per gram.

The fair value measurements for biological assets have been categorized as Level 3 fair values based on the inputs to the valuation technique used. The Company’s method of accounting for biological assets attributes value accretion on a straight-line basis throughout the life of the biological asset from initial cloning to the point of harvest.

Management believes the most significant unobservable inputs and their impact on fair value of biological assets are as follows:

Assumption	Input	Weighted average input		Effect of 10% change ($000s)
		June 30 2021	December 31 2020	June 30 2021	December 31 2020
Yield per square foot of growing space (1)	Grams	56	45	228	347
Average net selling price (2)	$/gram	4.26	5.13	629	1,022
After harvest cost to complete and sell	$/gram	0.87	1.32	97	291
(1)	Varies by strain; obtained through historical growing results or grower estimate if historical results are not available.
(2)	Varies by strain and sales market; obtained through average selling prices or estimated future selling prices if historical results are not available.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

These estimates are subject to volatility in market prices and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods.

The Company estimates the harvest yields for cannabis at various stages of growth. As at June 30, 2021, it is estimated that the Company’s biological assets will yield approximately 3,482 kilograms (December 31, 2020 – 5,507 kilograms) of dry cannabis when harvested. During the six months ended June 30, 2021, the Company harvested 11,628 kilograms of dry cannabis (six months ended June 30, 2020 – 16,266 kilograms).

The Company’s estimates are, by their nature, subject to change and differences from the anticipated yield will be reflected in the net change in fair value of biological assets in future periods.

10.	Inventory
As at	June 30, 2021	December 31, 2020
Cannabis	28,982	20,358
Cannabis supplies and consumables	6,212	5,255
	35,194	25,613

During the three and six months ended June 30, 2021, inventories of $9.5 million and $21.0 million were recognized as an expense (three and six months ended June 30, 2020 - $17.3 million and $30.8 million). During the three and six months ended June 30, 2021, the Company recognized inventory write downs of $1.6 million and $3.3 million (three and six months ended June 30, 2020 - $13.4 million and $27.7 million), of which $1.7 million and $3.4 million (three and six months ended June 30, 2020 - $10.0 million and $17.7 million) was recognized as an excess and obsolete inventory provision, and $0.1 million and negative $0.1 million (three and six months ended June 30, 2020 - $3.4 million and $10.0 million) was included in the change in fair value realized through inventory as the fair value component of the excess and obsolete inventory provision.

11.	Property, plant and equipment
	Land and buildings	Production facilities	Equipment	Right of use assets	Construction in progress (“CIP”)	Total
Cost
Balance at December 31, 2020	8,640	152,937	28,894	1,894	8,819	201,184
Additions	—	(263)	1,403	—	211	1,351
Dispositions	—	(24)	(67)	(165)	(177)	(433)
Balance at June 30, 2021	8,640	152,650	30,230	1,729	8,853	202,102

Accumulated amortization and impairment
Balance at December 31, 2020	—	69,364	8,500	571	5,821	84,256
Depreciation	—	1,853	2,534	207	—	4,594
Impairment	—	60,000	—	—	—	60,000
Dispositions	—	—	(10)	(147)	—	(157)
Balance at June 30, 2021	—	131,217	11,024	631	5,821	148,693

Net book value
Balance at December 31, 2020	8,640	83,573	20,394	1,323	2,998	116,928
Balance at June 30, 2021	8,640	21,433	19,206	1,098	3,032	53,409

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

During the six months ended June 30, 2021, depreciation expense of $2.8 million was capitalized to biological assets and inventory (six months ended June 30, 2020 – $3.9 million).

During the six months ended June 30, 2021, the credit to additions relates to the recovery of construction holdbacks.

Due to curtailment in the utilization of the capacity in the Company’s Olds facility to align cannabis production with current demand estimates, the Company has determined that indicators of impairment existed at June 30, 2021. The impairment test for the Company’s Olds CGU used a value in use approach based on internal cash flow estimates at June 30, 2021, and a discount rate of 25%. The discount rate was estimated based on the Company’s weighted average cost of capital, adjusted for risks specific to the CGU. The estimated cash flows were based on a 5-year model taking into account the overall forecasted Canadian cannabis industry market size and the Company’s forecasted market share. A terminal value thereafter was applied. Based on the analysis, the Company determined there was an impairment of the Company’s Olds CGU of $60.0 million for the three and six months ended June 30, 2021 (2020 – nil), as the estimated recoverable amount for this CGU was lower than the respective carrying amount. The estimated value in use for the Company’s Olds CGU was sensitive to an increase in the discount rate. An increase to the discount rate by 1% would increase impairment by approximately $7.3 million.

12.	Intangible assets
	Brands and trademarks	Patents	Total
Cost
Balance at December 31, 2020 and June 30, 2021	5,445	13,551	18,996

Accumulated amortization and impairment
Balance at December 31, 2020	382	13,551	13,933
Depreciation	177	—	177
Balance at June 30, 2021	559	13,551	14,110

Net book value
Balance at December 31, 2020	5,063	—	5,063
Balance at June 30, 2021	4,886	—	4,886

Brands and trademarks consist of intellectual property purchased from Sun 8 Holdings Inc. with a useful life of 15 years and other intellectual property with a useful life of 12 years.

13.	Investments
As at	June 30, 2021	December 31, 2020
Investments at amortized cost (A)	13,653	—
Investments at FVTPL (B)	51,876	51,876
	65,529	51,876

Current portion	3,049	—
Long-term	62,480	51,876
A)	INvestments at amortized cost

On February 16, 2021, the Company announced a $22 million strategic investment (the “Indiva Investment”) in Indiva Limited (“Indiva”). Indiva is a leading Canadian producer of cannabis edibles. The Indiva Investment closed on February 23, 2021. The Indiva Investment was completed in the form of a brokered private placement of 25

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

million common shares of Indiva at a price of $0.44 per common share, for gross proceeds of $11 million, and a non-revolving secured term loan to Indiva in the principal amount of $11 million (the “Term Loan”). The Term Loan bears interest at a rate of 9% per annum and has a maturity date of February 23, 2024.

The Term Loan has been designated as measured at amortized cost (note 23). The common shares are measured at Fair Value Through Profit or Loss (“FVTPL”) and are included in marketable securities (note 7).

On April 26, 2021, the Company closed a $3.0 million convertible debenture with a private company with a maturity date of October 26, 2021, and an interest rate of 9% per annum. The Company has the right, but not the obligation, to convert all or any portion of the outstanding principal into common shares at a price equal to a conversion formula until the maturity date. The convertible debenture has been designated as measured at amortized cost (note 23).

B)	Investments at fvtpl

The Company owns a special purpose vehicle (the “Zenabis Investment”) that owns $51.9 million of aggregate principal amount of senior secured debt of Zenabis Investments Ltd. (the “Zenabis Senior Loan”) of Zenabis Investments Ltd. (“Zenabis”). The Zenabis Senior Loan bears interest at a rate of 14% per annum and has a maturity date of March 31, 2025. Pursuant to the terms of the Zenabis Senior Loan, Zenabis will also pay the Company a royalty based on quarterly sales revenue from its medical, recreational and wholesale cannabis lines net of value added or sales taxes. The royalty is payable for 32 fiscal quarters and is payable for quarters in which Zenabis accomplishes certain sales revenue targets.

The Company is in negotiations with Zenabis for the repayment and termination of the Zenabis Senior Loan. Zenabis has filed a petition with the Supreme Court of British Columbia to determine the value of the royalty.

The Zenabis Investment has been designated as FVTPL (note 23). There has been no change in fair value as there has not been a significant change in market interest rates or Zenabis’ credit risk and as of August 12, 2021, all required payments have been made in respect of the Zenabis Senior Loan.

14.	Equity-accounted investees
As at	June 30, 2021	December 31, 2020
Interest in joint venture (A)	191,599	—
Interest in associate (B)	—	—
	191,599	—
A)	Interest in joint venture

On March 15, 2021, the Company and SAF Group announced they had entered into an agreement to form a 50/50 joint venture through a new corporation, SunStream Bancorp Inc. (“SunStream”). SunStream is a private company focused on cannabis-related verticals, seeking both Canadian and international opportunities and investments.

SunStream is structured as a separate vehicle and the Company has a residual interest in the net assets of SunStream. Accordingly, the Company has classified its interest in SunStream as a joint venture.

The following table summarizes the carrying amount of the interest in joint venture:

Carrying amount
Balance at December 31, 2020	—
Capital contributions	187,575
Acquisition costs	300
Share of net earnings (loss)	3,724
Balance at June 30, 2021	191,599

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

B)	Interest in associate

On March 23, 2021, the Company’s equity interest in its subsidiary, Pathway RX Inc. (“Pathway”), decreased from 50% to 25%, resulting in a loss of control. The Company decreased its equity interest in connection with amending the license agreement that provides for use of Pathway’s intellectual property. Pathway is a private company focused on developing cannabis-based pharmaceutical drugs to treat symptoms associated with a wide range of medical conditions.

As a result of the loss of control, the Company has de-recognized the assets and liabilities of Pathway, and the non-controlling interest arising upon the acquisition of Pathway. A loss on loss of control of $1.9 million was recognized during the three months ended March 31, 2021. The fair value of the Company’s remaining investment in Pathway was determined to be nil as the Company had fully impaired the intangible asset, which consisted of intellectual property, during the year ended December 31, 2020 as described above, and there are no other assets that would give rise to a measured fair value amount attributable to the remaining 25% interest.

Adjustment to comparative information

During Q4 2020, and as disclosed in the annual consolidated financial statements of the Company as at and for the year ended December 31, 2020, the Company recognized an impairment of $12.9 million on the intangible assets held within Pathway. During the preparation of the Q1 2021 interim consolidated financial statements the Company determined that the allocable amount of this impairment was not attributed to the non-controlling interest. The comparative December 31, 2020, consolidated statement of financial position has been recast to attribute 50% of the impairment of intangible assets recorded to the non-controlling interest as the related intangible assets related entirely to Pathway, the Company’s 50% owned subsidiary.

The recast of the consolidated statement of financial position as at December 2020 resulted in a reduction in non-controlling interest of $6.4 million from the previously reported amount of $4.4 million to the recast amount of negative $2.0 million, and a decrease in accumulated deficit of $6.4 million from the previously reported amount of $564.5 million to the recast amount of $558.1 million and a decrease in loss per share attributable to the Company of $0.03 from the previously reported amount of $1.10 to the recast amount of $1.07.

This recast has no effect on the consolidated 2020 annual net loss or comprehensive loss nor on any previously issued interim consolidated financial statements of the Company. The effect of this recast on the Company’s annual results for 2020 is a decrease to the presentation of the net loss attributable to the Company of $6.4 million from the previously reported amount of $206.0 million to the recast amount of $199.6 million, and an increase in the presentation of the net loss attributable to non-controlling interest of $6.4 million from the previously reported amount of $0.3 million to the recast amount of $6.7 million.

15.	Derivative warrants
June 30, 2021
Balance, beginning of year	428
Series A and Series B Warrants - fair value on issuance (a)	62,680
Additional Series A and Series B Warrants - fair value on issuance (b)	38,576
New Warrants - fair value on issuance (c)	106,531
Change in fair value recognized in profit or loss	3,603
Converted to common shares	(157,818)
Balance, end of period	54,000

The carrying amount is an estimate of the fair value of the derivative warrants and is presented as a current liability. The Company has no cash obligation with respect to the derivative warrants, rather it will deliver common shares if and when warrants are exercised.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

(a)	Series A and B Warrants

On February 2, 2021, the Company issued 100.0 million series A units (the “Series A Units”), each consisting of one common share and one-half series A warrant (collectively, the “Series A Warrants”) to purchase one common share and 33.3 million series B units (the “Series B Units”), each consisting of one pre-funded series B warrant (the “Series B Warrants”) to purchase one common share and one-half Series A Warrant to purchase one common share (collectively, the “January 2021 Units Offering”). Each Series A Unit was sold at a price of US$0.75 per unit and each Series B Unit was sold at a price of US$0.75 per unit, less US$0.0001 per unit. Gross proceeds from this offering were US$100.0 million. The Series A Warrants and Series B Warrants were exercisable immediately and had a term of five years commencing on the date of issuance. The exercise price of the Series A Warrants was US$0.80 per common share and the exercise price of the Series B Warrants was US$0.0001 per common share.

On February 2, 2021, the entire 33.3 million Series B Warrants were exercised resulting in the issuance of 33.3 million common shares.

On February 10, 2021, 3.3 million Series A Warrants were exercised at a weighted average exercise price of US$0.80 per warrant resulting in the issuance of 3.3 million common shares and gross proceeds to the Company of US$2.7 million.

On February 22, 2021, the remaining 63.3 million Series A Warrants were exercised at a weighted average exercise price of US$0.80 per warrant resulting in the issuance of 63.3 million common shares and gross proceeds to the Company of US$50.7 million. In connection with this exercise, the New Warrants were granted (refer to C below).

(b)	Additional series A and B warrants

On February 4, 2021, the Company issued 60.5 million additional series A units (the “Additional Series A Units”), each consisting of one common share and one-half additional series A warrant (collectively, the “Additional Series A Warrants”) to purchase one common share and 14.0 million additional series B units (the “Additional Series B Units”), each consisting of one pre-funded additional series B warrant (the “Additional Series B Warrants”) to purchase one common share and one-half Additional Series A Warrant to purchase one common share, (collectively, the “February 2021 Units Offering”). Each Additional Series A Unit was sold at a price of US$1.00 per unit and each Additional Series B Unit was sold at a price of US$1.00 per unit, less US$0.0001 per unit. Gross proceeds from this offering were US$74.5 million. The Additional Series A Warrants and Additional Series B Warrants were exercisable immediately and had a term of five years commencing on the date of issuance. The exercise price of the Additional Series A Warrants was US$1.10 per common share and the exercise price of the Additional Series B Warrants was US$0.0001 per common share.

On February 4, 2021, the entire 14.0 million Additional Series B Warrants were exercised resulting in the issuance of 14.0 million common shares.

On February 10, 2021, 2.3 million Additional Series A Warrants were exercised at a weighted average exercise price of US$1.10 per warrant resulting in the issuance of 2.3 million common shares and gross proceeds to the Company of US$2.5 million.

On February 22, 2021, the remaining 35.0 million Additional Series A Warrants were exercised at a weighted average exercise price of US$1.10 per warrant resulting in the issuance of 35.0 million common shares and gross proceeds to the Company of US$38.5 million. In connection with this exercise, the New Warrants were granted (refer to C below).

(c)	new warrants

On February 22, 2021, (i) the remaining 63.3 million Series A Warrants were exercised at a weighted average exercise price of US$0.80 per warrant resulting in the issuance of 63.3 million common shares and gross proceeds to the Company of US$50.7 million and (ii) the remaining 35.0 million Additional Series A Warrants were exercised at a weighted average exercise price of US$1.10 per warrant resulting in the issuance of 35.0 million common shares and gross proceeds to the Company of US$38.5 million. In connection with this exercise, the Company

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

issued 98.3 million new warrants to the holders of the Series A Warrants and Additional Series A Warrants (the “New Warrants”), each entitling the holder to purchase one common share at an exercise price of US$1.50, subject to customary anti-dilution adjustments. The Company has granted the holders the right to have the common shares issuable upon exercise of the New Warrants registered pursuant to a registration statement filed with the SEC. Such registration statement was filed with the SEC on March 3, 2021. The New Warrants are immediately exercisable and have a term of 42 months from March 18, 2021, which is the effective date of the registration statement.

(d)	Agent warrants

During the six months ended June 30, 2021, the entire 1.08 million Agent Warrants were exercised. 540,000 Agent Warrants were exercised at a weighted average exercise price of US$1.00 per warrant resulting in the issuance of 356,949 common shares. There were no gross proceeds to the Company as the exercise was cashless. The other 540,000 Agent Warrants were exercised at a weighted average exercise price of US$1.00 per warrant resulting in the issuance of 540,000 common shares and gross proceeds to the Company of US$0.5 million.

The following table summarizes outstanding derivative warrants as at June 30, 2021:

	Exercise price (USD)	Number of warrants	Weighted average contractual life
August 2020 Offering - Series A Warrants (1)	0.1766	500,000	4.1
Unsecured Convertible Notes Warrants (1)	0.1766	500,000	2.5
New Warrants	1.50	98,333,334	3.1
		99,333,334	3.1
(1)

The conversion or exercise price, as applicable, is subject to full ratchet antidilution protection upon any subsequent transaction at a price lower than the price then in effect and standard adjustments in the event of any share split, share dividend, share combination, recapitalization or other similar transaction. If the Company issues, sells or enters into any agreement to issue or sell, any variable rate securities, the investors have the additional right to substitute the variable price (or formula) of such securities for the conversion or exercise price, as applicable.

16.	Share capital and warrants
(a)	Authorized

The authorized capital of the Company consists of an unlimited number of voting common shares and preferred shares with no par value.

(b)	Issued and outstanding
		June 30, 2021		December 31, 2020
	Note	Number of Shares	Carrying Amount	Number of Shares	Carrying Amount
Balance, beginning of year		918,844,133	762,046	107,180,423	509,654
Share issuances		956,806,648	977,425	337,696,867	176,931
Share issuance costs		—	(16,233)	—	(5,593)
Disposition of Bridge Farm	4	—	—	(2,716,271)	(38,447)
Convertible debt - conversions		—	—	373,371,318	63,002
Derivative warrants exercised	15	152,146,950	277,136	102,836,429	55,912
Employee awards exercised	17(c)	1,083,084	2,639	475,367	587
Balance, end of period		2,028,880,815	2,003,013	918,844,133	762,046

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

At-the-Market Offering Program

During the six months ended June 30, 2021, the Company issued 796.3 million common shares at a weighted average exercise price of US$0.8597 for gross proceeds of $855.2 million (US$684.6 million) through its ATM programs.

2021 Registered Offerings

In connection with the January 2021 Units Offering, the Company issued 100.0 million common shares (note 15a) and in connection with the February 2021 Units Offering, the Company issued 60.5 million common shares (note 15b).

(c)	Common share purchase warrants
	Number of Warrants	Carrying Amount
Balance at December 31, 2020 and June 30, 2021	1,024,000	6,138

The following table summarizes outstanding warrants as at June 30, 2021:

	Warrants outstanding and exercisable
Issued in relation to	Weighted average exercise price	Number of warrants	Weighted average contractual life (years)
Acquisition of financial obligation	15.94	480,000	1.0
Financial services	4.60	544,000	8.1
	9.91	1,024,000	4.8
17.	Share-based compensation

The Company has a number of equity-settled share-based compensation plans which include simple and performance warrants, stock options, restricted share units (“RSUs”) and deferred share units (“DSUs”). Further detail on each of these plans is outlined below. Subsequent to the Company’s initial public offering, the Company established the stock option, RSU and DSU plans to replace the granting of simple warrants and performance warrants.

The components of share-based compensation expense are as follows:

	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
Simple warrants (a)	1,033	1,492	1,630	1,774
Performance warrants (a)	—	—	—	(42)
Stock options (b)	(147)	185	(77)	322
Restricted share units (c)	1,787	429	3,431	685
Deferred share units (c)	1,866	1,046	3,011	1,208
	4,539	3,152	7,995	3,947
a)	Simple and performance warrants

The Company issued simple warrants and performance warrants to employees, directors and others at the discretion of the Board. Simple and performance warrants granted generally vest annually in thirds over a three-year period and simple warrants expire five years after the grant date.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The following table summarizes changes the simple and performance warrants during the six months ended June 30, 2021:

	Simple warrants outstanding	Weighted average exercise price	Performance warrants outstanding	Weighted average exercise price
Balance at December 31, 2020	3,424,600	$4.41	1,672,000	$4.19
Forfeited	(139,200)	8.39	(72,000)	11.37
Exercised	(120,000)	0.94	(80,000)	0.94
Expired	(1,600)	15.52	—	0.00
Balance at June 30, 2021	3,163,800	$4.36	1,520,000	$4.01

The following table summarizes outstanding simple and performance warrants as at June 30, 2021:

	Warrants outstanding			Warrants exercisable
Range of exercise prices	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)
Simple warrants
$0.63 - $0.94	889,400	0.72	2.72	889,400	0.72	2.72
$1.25 - $1.88	400,000	1.56	3.09	400,000	1.56	3.09
$2.97 - $4.53	511,200	3.05	3.14	439,200	3.01	3.04
$6.25 - $9.38	1,225,600	6.31	5.22	262,400	6.48	5.15
$12.50 - $37.50	137,600	23.65	5.98	40,000	15.86	4.46
	3,163,800	$4.36	3.94	2,031,000	$2.42	3.21
Performance warrants
$0.63 - $0.94	458,667	0.68	n/a	330,667	0.70	n/a
$1.25 - $1.88	242,133	1.45	n/a	207,467	1.43	n/a
$2.97 - $4.53	584,000	3.14	n/a	397,333	3.10	n/a
$6.25 - $9.38	144,533	7.23	n/a	38,400	6.25	n/a
$12.50 - $37.50	90,667	28.24	n/a	—	—	n/a
	1,520,000	$4.01	n/a	973,867	$2.05	n/a
b)	Stock options

The Company issues stock options to employees and others at the discretion of the Board. Stock options granted generally vest annually in thirds over a three-year period and expire ten years after the grant date.

The following table summarizes changes in stock options during the six months ended June 30, 2021:

	Stock options outstanding	Weighted average exercise price
Balance at December 31, 2020	720,600	$1.82
Forfeited	(275,000)	2.60
Expired	(1,000)	3.15
Balance at June 30, 2021	444,600	$1.33

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The following table summarizes outstanding stock options as at June 30, 2021:

	Stock options outstanding		Stock options exercisable
Exercise prices	Number of options	Weighted average contractual life (years)	Number of options	Weighted average contractual life (years)
$1.15	325,000	8.91	108,332	8.91
$1.19	81,600	8.99	81,600	8.99
$3.15	38,000	6.86	13,750	5.87
	444,600	8.75	203,682	8.74
c)	Restricted and deferred share units

RSUs are granted to employees and the vesting requirements and maximum term are at the discretion of the Board. DSUs are granted to directors and generally vest in equal quarterly instalments over one year. RSUs and DSUs are exchangeable for an equal number of common shares.

The following table summarizes changes in RSUs and DSUs during the six months ended June 30, 2021:

	RSUs outstanding	DSUs outstanding
Balance at December 31, 2020	1,656,916	3,323,263
Granted	12,313,300	1,709,852
Forfeited	(986,528)	—
Exercised	(9,184)	—
Balance at June 30, 2021	12,974,504	5,033,115
18.	Cannabis Revenue

Cannabis revenue is solely from contracts with customers and is comprised of sales to Provincial boards that sell cannabis through their respective distribution models, sales to licensed producers for further processing, and sales to medical customers.

	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
Provincial boards	10,888	18,133	19,930	28,333
Medical	1	5	3	21
Licensed producers	1,850	6,203	4,554	12,577
Gross revenue (1)	12,739	24,341	24,487	40,931
(1)

The Company had three major customers each with revenue in excess of 10% of total cannabis revenue. Sales to major customers totaled $13.1 million for the six months ended June 30, 2021 (six months ended June 30, 2020 – four major customers with total sales of $26.4 million). Only one major customer had sales exceeding 10% of total cannabis revenue for both periods.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The following table disaggregates revenue by form for the periods noted:

	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
Revenue from dried flower	9,774	16,090	19,490	27,814
Revenue from vapes	1,284	6,259	2,697	10,608
Revenue from oil	1,410	1,992	1,591	2,509
Revenue from edibles and concentrates	271	—	709	—
Gross revenue	12,739	24,341	24,487	40,931
19.	Investment revenue
	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
Interest and fee revenue
Interest revenue from investments at amortized cost	328	—	441	—
Interest and fee revenue from investments at FVTPL	2,100	—	4,282	—
Interest revenue from cash	916	—	1,470	—
	3,344	—	6,193	—

	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
Investment revenue
Realized gains	4,211	—	12,230	—
Unrealized gains (losses)	(1,849)	—	3,032	—
	2,362	—	15,262	—
20.	Government subsidies

In March 2020, the federal government launched the Canadian Emergency Wage Subsidy (“CEWS”) to help businesses impacted by the COVID-19 pandemic keep and rehire employees. The CEWS delivered a 75 percent wage subsidy to eligible employers for an initial period of 12 weeks, from March 15, 2020 to July 4, 2020. Eligibility was based on meeting a minimum requirement for decreased revenue. The CEWS was extended to November 21, 2020 and amended to change the eligibility requirements from meeting a certain threshold to being variable based on how much an employer’s revenue decreased. The CEWS has further been extended to June 2021 and includes changes to the rates and the top-up calculation.

The Company became eligible for the CEWS based on decreases in revenue and received the subsidy during the first quarter of 2021. The subsidy of $2.1 million has been recognized in the condensed consolidated interim statement of loss and comprehensive loss. There are no unfulfilled conditions or contingencies attached to the CEWS.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

21.	Finance costs
	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
Cash finance expense
Interest on Syndicated Credit Agreement	—	1,057	—	2,254
Interest on Term Debt Facility	—	133	—	2,936
Other finance costs	11	(54)	39	140
	11	1,136	39	5,330
Non-cash finance expense (income)
Accretion	—	88	—	1,622
Amortization of debt issue costs	—	367	—	723
Change in fair value of convertible notes	—	(489)	—	(489)
Other	29	(66)	52	(40)
	29	(100)	52	1,816
Interest income	—	(34)	—	(162)
	40	1,002	91	6,984
22.	Loss per share
	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
Weighted average shares outstanding (000s)
Basic and dilutive (1)	1,886,932	106,607	1,664,500	106,963
Continuing operations
Net loss attributable to Sundial Growers Inc.	(52,287)	(32,750)	(186,703)	(70,611)
Per share - basic and diluted	$(0.03)	$(0.31)	$(0.11)	$(0.66)
Discontinued operations
Net loss attributable to Sundial Growers Inc.	—	(27,593)	—	(33,627)
Per share - basic and diluted	$—	$(0.26)	$—	$(0.31)
Net loss attributable to Sundial Growers Inc.	(52,287)	(60,343)	(186,703)	(104,238)
Per share - basic and diluted	$(0.03)	$(0.57)	$(0.11)	$(0.97)
(1)

For the six months ended June 30, 2021, there were 1.0 million equity classified warrants exercisable, 90.6 million derivative warrants exercisable, 2.0 million simple warrants exercisable and 1.0 million performance warrants exercisable that were excluded from the calculation as the impact was anti-dilutive (six months ended June 30, 2020 – 6.2 million warrants, 5.4 million simple warrants and 3.7 million performance warrants).

23.	Financial instruments

The financial instruments recognized on the consolidated statement of financial position are comprised of cash and cash equivalents, restricted cash, marketable securities, accounts receivable, investments, accounts payable and accrued liabilities and derivative warrants.

a)	Fair value

The carrying value of cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued liabilities approximate their fair value due to the short-term nature of the instruments. The carrying value

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

of investments at amortized cost approximate their fair value as the fixed interest rates approximate market rates for comparable transactions.

Fair value measurements of marketable securities, investments at FVTPL and derivative warrants are as follows:

		Fair value measurements using
June 30, 2021	Carrying amount	Level 1	Level 2	Level 3
Recurring measurements:
Financial assets
Marketable securities	97,419	97,419	—	—
Investments at FVTPL	51,876	—	—	51,876
Financial liabilities
Derivative warrants (1)	54,000	—	—	54,000

		Fair value measurements using
December 31, 2020	Carrying amount	Level 1	Level 2	Level 3
Recurring measurements:
Financial assets
Investments	51,876	—	—	51,876
Financial liabilities
Derivative warrants (1)	428	—	—	428
(1)

The carrying amount is an estimate of the fair value of the derivative warrants and is presented as a current liability. The Company has no cash obligation with respect to the derivative warrants, rather it will deliver common shares if and when warrants are exercised.

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Marketable securities are designated as FVTPL. The fair value of marketable securities is re-measured each reporting period with changes in fair value recognized in the consolidated statement of loss and comprehensive loss. The fair value of marketable securities is estimated by using current quoted prices in active markets for identical assets.

Level 2 – quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

As at June 30, 2021, the Company did not have any financial instruments measured at Level 2 fair value.

Level 3 – unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The investment designated as FVTPL is re-measured each reporting period with changes in the fair value recognized in the consolidated statement of loss and comprehensive loss within finance costs. The fair value of the outstanding principal and interest approximates the carrying value of the investment. The fair value for the royalty is estimated to be nil as the value is currently being disputed.

Derivative warrants are designated as FVTPL. The fair value of derivative warrants is re-measured each reporting period with changes in fair value recognized in the consolidated statement of loss and comprehensive loss within finance costs. The fair value of derivative warrants is estimated by using a valuation model. Assumptions used in these calculations include volatility, discount rate and various probability factors.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

There were no transfers between Levels 1, 2 and 3 inputs during the period.

b)	Credit risk management

Credit risk is the risk of financial loss if the counterparty to a financial transaction fails to meet its obligations. The Company manages risk over its accounts receivable by issuing credit only to credit worthy counterparties. The Company limits its exposure to credit risk over its investments by ensuring the agreements governing the investments are secured in the event of counterparty default. The Company considers financial instruments to have low credit risk when its credit risk rating is equivalent to investment grade. The Company assumes that the credit risk on a financial asset has increased significantly if it is outstanding past the contractual payment terms. The Company considers a financial asset to be in default when the debtor is unlikely to pay its credit obligations to the Company.

The Company applies the simplified approach under IFRS 9 and has calculated expected credit losses (“ECLs”) based on lifetime expected credit losses, taking into consideration historical credit loss experience and financial factors specific to the debtors and general economic conditions.

Impairment losses on accounts receivable recognized in profit or loss were as follows:

As at	June 30, 2021	December 31, 2020
Impairment loss (reversal) on trade receivables	7	(506)
Impairment loss (reversal) on other receivables	(44)	(126)
	(37)	(632)

The movement in the allowance for impairment in respect of accounts receivable during the six months ended June 30, 2021 was as follows:

	June 30, 2021	December 31, 2020
Balance, beginning of year	120	752
Net remeasurement of impairment loss allowance	(37)	(632)
Balance, end of period	83	120

The Company has evaluated the credit risk of its investments, taking into consideration historical credit loss experience, financial factors specific to the debtors and general economic conditions, and determined the expected credit loss to be nil.

The maximum amount of the Company’s credit risk exposure is the carrying amounts of cash and cash equivalents, accounts receivable and investments. The Company attempts to mitigate such exposure to its cash by investing only in financial institutions with investment grade credit ratings or secured investments.

c)	Market risk management

Market risk is the risk that changes in market prices will affect the Company’s income or value of its holdings of financial instruments. The Company is exposed to market risk in that changes in market prices will cause fluctuations in the fair value of its marketable securities. The fair value of marketable securities is based on quoted market prices as the Company’s marketable securities are shares held of publicly traded entities and put and call options.

At June 30, 2021, a 10% change in the market prices would change the fair value of marketable securities by approximately $9.7 million.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The Company had the following risk management contracts relating to marketable securities outstanding as at June 30, 2021:

As at June 30, 2021	Quantity	Expiry	Proceeds	Fair value
Sold put options	27,000	Jul 16, 2021	1,364	683
Sold put options	2,000	Aug 20, 2021	162	211
Sold call options	11,000	Jul 16, 2021	440	390
	40,000		1,966	1,284
24.	Related party transactions
a)	Loan receivable agreements

At December 31, 2020, the Company had advanced $139 thousand under employee loan agreements. The terms were non-interest bearing and secured by shareholdings in the Company. The loans were repayable in full upon the departure of an employee from employment, a change in control of the Company or sale of the Company. During the six months ended June 30, 2021, the full $139 thousand loan balance was settled. At June 30, 2021, the outstanding loan balance was nil.

b)	Related party transactions and balances
	Transactions		Balance outstanding
	Six months ended June 30	Six months ended June 30	June 30	December 31
	2021	2020	2021	2020
Marketing, brand research and development (a)	—	1,144	—	—
Legal services (b)	—	1,677	—	(510)
	—	2,821	—	(510)
(a)	A former member of the Board of Directors controlled a company that provides marketing, brand research and development services.
(b)	A member of the Board of Directors was a partner at a law firm prior to his departure which provides legal services to the Company.

All transactions were conducted at the exchange amount agreed to with the related parties.

25.	Capital management

The Company defines its capital as its shareholders’ equity and debt. Except as otherwise disclosed in these condensed consolidated interim financial statements, there are no restrictions on the Company’s capital. The Company’s objectives with respect to the management of capital are to:

•	Maintain financial flexibility in order to preserve its ability to meet financial obligations;
•	Deploy capital to provide an appropriate investment return to its shareholders; and,
•	Maintain a capital structure that allows various financing alternatives to the Company as required.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

26.	Commitments and contingencies

The following table summarizes contractual commitments at June 30, 2021:

	Less than one year	One to three years	Three to five years	Thereafter	Total
Accounts payable and accrued liabilities	24,559	—	—	—	24,559
Lease obligations	481	726	134	—	1,341
Balance, end of period	25,040	726	134	—	25,900
(a)	Commitments

The Company has entered into certain supply agreements to provide dried cannabis and cannabis products to third parties. The contracts require the provision of various amounts of dried cannabis on or before certain dates. Should the Company not deliver the product in the agreed timeframe, financial penalties apply which may be paid either in product in-kind or cash. Under these agreements, the Company has accrued financial penalties payable as at June 30, 2021 of $1.5 million (December 31, 2019 - $1.5 million).

(b)	Contingencies

From time to time, the Company is involved in various claims and legal actions which occurred in the ordinary course of operations, the losses from which, if any, are not anticipated to be material to the financial statements.

On May 7, 2020, the Company and certain of its current and former directors and officers were named as defendants in a lawsuit, captioned SUN, a Series of E Squared Investment Fund, LLC et al. v. Sundial Growers Inc. et al., Case No. 1:20-cv-03579. The complaint asserts claims for alleged violations of U.S. federal securities laws, including Sections 12(a)(2) and 15 of the Securities Act of 1933 and Section 10(b) the Securities Exchange Act of 1934, as well as claims for breach of contract, breach of fiduciary duty, fraud in the inducement and negligent misrepresentation. Among other things, the complaint alleges that the Company made misrepresentations regarding the licensing and ability of Bridge Farm to export hemp and CBD to Europe, as well as regarding the quality of the Company’s cannabis and a return by one of the Company’s customers.

The Company can provide no assurance as to the outcome of these proceedings or any other litigation matter in which the Company is a party. In particular, securities class action lawsuits are typically costly to defend, and divert the attention of management and other resources from operations and, accordingly, even if resolved in Sundial’s favor, could have a material adverse effect on the business, financial condition, results of operations and liquidity and may force the Company to reduce or cease operations or seek relief under the applicable bankruptcy or insolvency laws.

27.	Subsequent events

Acquisition of Inner Spirit Holdings and Spiritleaf Retail Cannabis Network

On May 5, 2021, the Company and Inner Spirit Holdings Ltd. (“Inner Spirit”) announced that they had entered into an arrangement agreement pursuant to which the Company will acquire all of the issued and outstanding common shares of Inner Spirit (the “Transaction”). The Transaction closed on July 20, 2021. Inner Spirit is a retailer and franchisor of Spiritleaf recreational cannabis stores across Canada, with a network that includes more than 100 franchised and corporate-owned locations.

The Transaction consideration was comprised of (i) an aggregate $92.6 million cash ($0.30 in cash for each Inner Spirit common share), and (ii) an aggregate 24.4 million Sundial common shares valued at $19.8 million based on the fair value of each common share of the Company on the closing date (0.0835 of a Sundial common share for each Inner Spirit common share).

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

On August 4, 2021, the Company issued 2.5 million common shares related to the settlement of Inner Spirit debt.

The Company will complete a preliminary purchase price allocation in Q3 and plans to finalize the allocation of the purchase price and the accounting for the Transaction by the end of the current fiscal year.

Strategic capital partnership

On July 7, 2021, the Company announced that it had increased its commitment to SunStream (note 14(a)) to $538 million from the previously announced commitment of $188 million.